06006430

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

SEC MAIL RECEIVED MAR 3 1 2006 WASH. D.C. 185 SECTION PROCESSING

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: X-Change Financial Access LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 3909
(No. and Street)

Chicago, IL 60605
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory R. Rich (312) 431-9950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Ellington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of X-Change Financial Access, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
WILLIAM R MONACO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04-10-07

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
X-Change Financial Access LLC

We have audited the accompanying statement of financial condition of X-Change Financial Access LLC as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of X-Change Financial Access LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
March 27, 2006

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 1,261,611
Brokerage fees receivable, net of allowance for doubtful accounts of $67,788	3,052,196
Receivable from clearing organizations	227,778
Office furniture and equipment, at cost (net of accumulated depreciation of $19,939)	-0-
Exchange membership, at cost	197,100
Other assets	100,480
TOTAL ASSETS	$ 4,839,165

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 263,010
Commissions payable	788,574
Guaranteed payments payable	975,291
Total Liabilities	$ 2,026,875
Members' Capital	$ 2,812,290
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 4,839,165

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Illinois on April 9, 2001. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is also a member of the Chicago Board Options Exchange (CBOE). The Company also has access to various other exchanges. Its principal business activity is executing securities and commodity futures transactions on an agency basis on the floor of various exchanges.

Securities Transactions – Brokerage fee income is recorded at the time of the transaction. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer brokerage accounts and the aging of brokerage fees receivable. Bad debts from brokerage fees receivable reduce brokerage fee income on the statement of income.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Furniture and Equipment - Depreciation of office furniture and equipment is provided using accelerated methods over three and five year periods.

NOTE 2 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 3 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. The Company's contribution to the plan for the year ended December 31, 2005 was $114,944.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Chicago Board Options Exchange, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005 the Company's net capital and required net capital were $2,204,271 and $135,125 respectively. The ratio of aggregate indebtedness to net capital was 92%.

NOTE 5 - COMMITMENTS

Lease Commitments - Minimum annual rentals under noncancellable leases, classified as operating leases, for office space, expiring May 31, 2006 and office equipment, expiring on April 30, 2007, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2006	$ 35,623
2007	5,700
Total	$ 41,323

Office rent expense was $79,013 and equipment rental expense was $17,100 for the year ended December 31, 2005.

NOTE 6 - STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION

During the year ended December 31, 2005 the Company paid interest of $1,643 and state replacement taxes of $17,879.

NOTE 7 - OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet instruments. These financial instruments include futures and exchange traded options. These derivative financial instruments are used to meet the needs of customers. Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions, including those previously noted. These activities may expose the Company to off-balance-sheet risk in the event the customer or contra broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE 8 - SECURITIES RECEIVED

During 2005, the Company became the owner of certain common stock in the parent company of an exchange in which the Company executes some of its futures transactions. The Company's claim to the stock was derived from the Company's right to ownership of a membership in the exchange. Restrictions exist on the sale of the stock and therefore the Company's management has assigned no value to the stock at December 31, 2005.

NOTE 9 - COMMISSION AGREEMENT

In September 2005, the Company entered into an agreement with an associated party (party), whereby the party will introduce all of its customers wishing to buy and sell options to the Company for a two-year period. Pursuant to the terms of the agreement, the party will receive commissions and, if still operating under the terms of the agreement at August 31, 2006, the Company will be obliged to pay the party an additional $150,000.

NOTE 10 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS

The Company is authorized to issue up to 100,000,000 in membership interests. 1,333 interests were outstanding at December 31, 2005. No membership interest has priority over any other with respect to return of capital, redemptions, allocation of profits and losses, or distributions. Profits and losses, as defined in the Operating Agreement, are apportioned to all membership interest based upon each member's ownership interest in relation to all membership interests. However, the Operating Agreement contains special provisions when losses allocated to a member's capital account create a deficit.

The Operating Agreement provides for a board of managers, consisting of three managing members. Transfers of ownership and admission to membership require approval by the board of managers. In addition, changes in ownership of entities that are members require approval by the board of managers. Managing members may be removed by an affirmative vote of ¾ of the membership.

In the event of the death of any member, or the death of a 10% or more owner of any entity that is a member, the Company will have the option to purchase that member's ownership interest, at its book value. In addition, the surviving spouse, dependent, or the estate of the deceased member will have the option to sell to the Company the decedent's membership interest at book value.

In the event of: 1) the bankruptcy of any member; 2) the bankruptcy of a 10% or more owner of any entity that is a member; 3) the termination of any association or relationship for compensation or other consideration between the Company and a member; or 4) the termination of any association or relationship for compensation or other consideration between the Company and a 10% or more owner of an entity that is a member, the Company will have the obligation to purchase that member's ownership interest at its book value.

Additional provisions of the Operating Agreement are: the Company may be dissolved by the written consent of 2/3 of all membership interests; amendments to the Operating Agreement require the approval of 2/3 of all the members; admission of new members requires the approval of 2/3 of all the members, as well as approval of the board of managers; and the Company, and then its members, shall have the first right to purchase at any membership interests arising from sales or withdrawals.